# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amer Sports, Inc., CIK 0001988894
CUSIP: G0260P102
Title of class of securities: Ordinary Shares, par value EUR 0.10 per ordinary share
Address of issuer's principal executive offices: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, Cayman Islands (E9), KY1-1111
Date of event which requires filing of this statement: 08/25/2025
Filed by CIK 0001407029
Persons authorized to receive notices and communications: Dennis J. Wilson, 21 Water Street, Suite 600, Vancouver, British Columbia Canada (A1), V6B 1A1, 604-737-7232; William Brentani, 2475 Hanover Street, Palo Alto, California (CA), 94304, 650-251-5110

## Reporting persons
- Dennis J. Wilson (CIK 0001407029): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); shared voting power 99,962,978; shared dispositive power 99,962,978; aggregate amount beneficially owned 99,962,978 (18% of the class)
- Anamered Investments, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); shared voting power 75,039,902; shared dispositive power 75,039,902; aggregate amount beneficially owned 75,039,902 (13.5% of the class)
- IVIVA Holdings Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); source of funds: other (OO); shared voting power 24,923,076; shared dispositive power 24,923,076; aggregate amount beneficially owned 24,923,076 (4.5% of the class)
- LIPO Investments (USA), Inc.: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); source of funds: other (OO); shared voting power 24,923,076; shared dispositive power 24,923,076; aggregate amount beneficially owned 24,923,076 (4.5% of the class)
- Five Boys Investments ULC: type of reporting person: other (OO); citizenship or place of organization: British Columbia Canada (A1); source of funds: other (OO); shared voting power 99,962,978; shared dispositive power 99,962,978; aggregate amount beneficially owned 99,962,978 (18% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value EUR 0.10 per ordinary share
Name of issuer: Amer Sports, Inc.
Address of issuer's principal executive offices: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, Cayman Islands (E9), KY1-1111
Comment: This Amendment No. 2 (this "Amendment") amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 15, 2024, as amended by Amendment No. 1 thereto filed with the Commission on December 12, 2024 (as so amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On August 25, 2025, Anamered Investments Inc. ("Anamered") sold an aggregate of 4,054,054 Ordinary Shares pursuant to an unregistered block sale transaction with an unaffiliated broker dealer pursuant to Rule 144 under the Securities Act of 1933, as amended, for net proceeds of approximately $159,729,728 (the "Sale"). The Reporting Persons do not currently intend to sell any additional Ordinary Shares until at least 90 days from the date of the Sale have elapsed, although they reserve the right to review, reconsider and change their position with respect to the Issuer and the Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) are hereby amended and restated in their entirety as follows:

Anamered directly owns 75,039,902 Ordinary Shares and IVIVA Holdings Ltd. ("IVIVA") directly owns 24,923,076 Ordinary Shares. LIPO Investments (USA), Inc. ("LIPO") is the sole shareholder of IVIVA and may be deemed to beneficially own the Ordinary Shares directly held by IVIVA; Five Boys Investments ULC ("Five Boys") is the sole shareholder of Anamered and the owner (directly and indirectly) of LIPO and as such may be deemed to beneficially own the Ordinary Shares beneficially owned by Anamered and LIPO; Dennis Wilson controls Five Boys and may be deemed to beneficially own the Ordinary Shares beneficially owned by Five Boys. Neither the filing of the Schedule 13D or this Amendment nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Ordinary Shares.

Any beneficial ownership of Ordinary Shares by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

Calculation of the percentage of Ordinary Shares beneficially owned by Reporting Persons is based on 554,571,446 Ordinary Shares outstanding as of March 31, 2025 as disclosed in the final prospectus filed by the Issuer with the Commission on May 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Ordinary Shares in the past 60 days.

## Signatures
- Dennis J. Wilson: /s/ Dennis J. Wilson, Dennis J. Wilson, individually (08/26/2025)
- Anamered Investments, Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/26/2025)
- IVIVA Holdings Ltd.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/26/2025)
- LIPO Investments (USA), Inc.: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/26/2025)
- Five Boys Investments ULC: /s/ Dennis J. Wilson, Dennis J. Wilson, Director (08/26/2025)